20 February 2007

CORUS GROUP plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the “Company”) received notification on 19 February 2007 from Tata Steel Limited that on 15 January 2007, Tata Steel Limited had an interest in 220,534,541 ordinary shares of the Company representing 23.31% of the Company’s issued share capital.